Exhibit 12.1

LifePoint Hospitals, Inc.

Ratios of Earnings to Fixed Charges

						Six Months Ended
	Years Ended December 31,					June 30,
	2013	2012	2011	2010	2009	2014	2013
EARNINGS
Income from continuing operations before income taxes	$211.5	$244.1	$263.3	$241.1	$222.0	$117.3	$97.2
Fixed charges, exclusive of capitalized interest	110.6	114.0	119.3	118.1	113.5	72.3	53.7
TOTAL EARNINGS	$322.1	$358.1	$382.6	$359.2	$335.5	$189.6	$150.9
FIXED CHARGES
Interest charged to expense (a)	98.4	102.5	109.2	109.0	104.6	65.6	47.3
Interest portion of rental expense	12.2	11.5	10.1	9.1	8.9	6.7	6.4
Fixed charges, exclusive of capitalized interest	110.6	114.0	119.3	118.1	113.5	72.3	53.7
Capitalized interest	1.4	2.3	2.0	0.8	1.1	0.3	0.7
TOTAL FIXED CHARGES	$112.0	$116.3	$121.3	$118.9	$114.6	$72.6	$54.4
RATIO OF EARNINGS TO FIXED CHARGES	2.88	3.08	3.15	3.02	2.93	2.61	2.77

(a)                Excluding interest income.